Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Nadine Rosin
Assistant Vice President
& Senior Counsel
Phone: 860-466-2832
Nadine.Rosin@LFG.com
VIA EDGAR

June 16, 2023

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                Post-Effective Amendment No. 7 to the Registration Statement
on Form S-3 for The Lincoln National Life Insurance Company
File No. 333-238932

Commissioners:

On behalf of The Lincoln National Life Insurance Company, we hereby file on EDGAR a conformed electronic format copy of Post-Effective Amendment No. 7 to the above-referenced registration statement (the “Amendment”).

The Amendment is being filed for the purpose of adding two new crediting method and new investment options to the registered index-linked variable annuity contracts under this registration statement beginning on or about August 21, 2023. A request will be made pursuant to Rule 461 under the Securities Act of 1933 to accelerate the effective date of this amendment to August 18, 2023, or as soon as practicable thereafter.

Any questions or comments regarding this filing should be directed to me at the number listed above.

Sincerely,

/s/ Nadine Rosin

Nadine Rosin